This will serve as the agreement between The Altman Group, Inc. (“The Altman Group”), with offices at 60 E. 42nd Street, Suite 916, New York, NY 10165 and PIMCO Income Strategy Fund II (the “Fund”), with offices at 1345 Avenue of the Americas, New York, NY 10105, pursuant to which The Altman Group will serve the Fund as Information Agent for the upcoming Rights Offering (the “Offer”).

1.	Services:

As Information Agent, The Altman Group will handle the following services and they will be performed promptly and diligently in compliance with all applicable laws and regulations. These services include, but not limited to:

•	Provide strategic counsel to the Fund and its advisors on the execution of the steps to best ensure the overall success of the Offer.

•	Develop a timeline, detailing the logistics and suggested communications methods.

•	Coordinate the ordering and receipt of the Depository Trust Company participant list(s) and non-objecting beneficial owner (NOBO) list(s).

•	Typeset and place any summary advertisement in publication selected by the Fund.

•	Contact the reorganization departments at all banks and brokerage firms to determine the number of holders and quantity of materials needed.

•	Coordinate the printing of sufficient documents for the eligible universe of holders (if requested).

•	Complete the mailing of needed Offer material to any registered holders.

•	Distribute the Offer material to banks and brokers, and follow up to ensure the correct processing of such by each firm.

•

Distribute the documents directly to the decision maker at each major institutional holder, if any, to avoid the delay associated with the material being filtered through the holders’ custodian bank or brokerage firm.

•	Establish a dedicated toll-free number to answer questions, provide assistance and fulfill requests for Offer materials.

•	If requested, conduct an outbound phone campaign to targeted universe of registered and NOBO holders to confirm receipt and understanding of the Offer materials.

•	Maintain contact with the bank and broker reorganization departments for ongoing monitoring of the response to the Offer.

•	Provide feedback to the Fund and its advisors as to the response to the Offer.

•	Establish ongoing coordination with the depositary to verify expected tenders.

2.	Fees:

a)	The Altman Group agrees to complete the work described above for a fee of $7,500, plus $2,500 for each extension of at least five business days beyond the original expiration date of the offer.

b)

Reasonable out-of-pocket expenses shall be reimbursed by the Fund, and will include such charges as search notification, postage, messengers, warehouse charges and overnight couriers, other expenses incurred by The Altman Group in obtaining or converting depository participant listings, transmissions from Broadridge Financial Solutions (“Broadridge”), shareholder and/or Non-Objecting Beneficial Owners (NOBO’s) list processing; and reasonable and customary charges for data processing, supplies, in-house photocopying, telephone and facsimile usage, and other similar activities.

c)	Inbound calls, and if applicable outbound calls, will be charged at a fee of $4.00 per contact. In addition, directory assistance will be charged at a rate of $0.35 per each look-up.

d)	A data processing fee of $600 will be incurred for receiving, converting and processing electronic lists of registered holders and or NOBO lists, if such lists are to be used for telephone calling effort.

3.	Billing and Payment:

a)	A final invoice for the base fee and any out-of-pocket expenses will be invoiced to the Fund after the completion of the project.

b)	Banks, brokers and proxy intermediaries will be directed to send their invoices directly to the Fund for payment. The Altman Group will, if requested, assist in reviewing and approving any or all of these invoices.

4.	Records:

Copies of supplier invoices and other back-up material in support of The Altman Group’s out-of-pocket expenses will be available for review at the offices of The Altman Group upon reasonable notice and during normal business hours.

5.	Confidentiality:

The Altman Group acknowledges its responsibility, both during and after the term of this agreement, to preserve the confidentiality of any proprietary or confidential information or data developed by The Altman Group on behalf of the Fund or disclosed by the Fund to The Altman Group.

6.	Indemnification:

It is acknowledged that Altman cannot undertake to verify facts supplied to it by the Fund or factual matters included in material prepared by the Fund and approved by the Fund. Accordingly, the Fund agrees to indemnify and hold Altman and all its employees harmless against any loss, damage, expense (including, without limitation, legal and other related fees and expenses), liability or claim arising out of Altman’s fulfillment of the Agreement (except for any loss, damage, expense, liability or claim resulting out of Altman’s gross negligence, or willful misconduct). At its election, the Fund may assume the defense of any such action, with counsel that is acceptable to Altman, and the Fund shall thereafter not be liable to Altman for any legal expenses incurred by Altman in connection with the defense of such action, except if counsel retained by the Fund for Altman should subsequently be deemed by Altman to be unacceptable and such determination is conveyed to the Fund. The Fund shall not be liable under this Agreement with respect to any settlement made by Altman without the prior written consent of the Fund to such settlement. Altman hereby agrees to advise the Fund of any such liability or claim promptly after receipt of the notice thereof; provided however, that Altman’s right to indemnification hereunder shall not be limited by its failure to promptly advise the Fund of any such liability or claim, except to the extent that the Fund is prejudiced by such failure.

7.	Termination:

The Altman Group’s appointment under this Agreement shall be effective as of the date of this letter and will continue thereafter until the termination or completion of the assignment, or until such date as The Altman Group may complete the duties requested by the Fund or its counsel. The Fund will be responsible for paying all reasonable, out-of-pocket expenses incurred on behalf of the Fund by The Altman Group during the course of the assignment including reasonable out-of-pocket expenses processed after the completion of the assignment. To the extent the Offer does not occur, The Altman Group will return to the Fund the Base Fee less any reasonable out-of-pocket expenses incurred by The Altman Group hereunder through the date of the termination hereof.

8.	Governing Law:

This Agreement will be governed and construed in accordance with the laws of the State of New York for contracts made and to be performed entirely in New York, and shall inure to the benefit of, and the obligations created hereby shall be binding upon, the successors and assigns of the parties hereto, except that The Altman Group may neither assign its rights nor delegate its duties without the Fund’s prior written consent.

The Fund’s Agreement and Declaration of Trust is on file with the Secretary of State of the Commonwealth of Massachusetts. This Agreement is executed on behalf of the Fund by an officer of the Fund as an officer and not individually, and the obligations imposed upon the Fund by this Agreement are not binding upon any of the Fund’s Trustees, officers or the Fund’s shareholders individually but are binding only upon the assets and property of the Fund.

If you are in agreement with the above, kindly sign a copy of this agreement in the space provided for that purpose below and return copy to us. Additionally, an invoice for the retainer is attached and The Altman Group requires that the retainer be received by us upon execution of this agreement.

THE ALTMAN GROUP, INC.

Paul J. Torre, Senior Managing Director

Agreed to and accepted as of the date set forth on this agreement:

PIMCO Floating Rate Fund, Inc.

By;
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Authorized Signature

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